Exhibit 4.3

An English Summary of the following Documents:

Letter of Undertaking (in Hebrew) dated August 17, 2015 between First International
Bank of Israel Ltd. (Lender) and Gilat Satellite Networks Ltd. (Borrower).

1.	Covenants. The Borrower shall maintain the following financial ratios and conditions:

(i)
Borrower’s working capital shall not be less than $110 million and shall not be less than 35% of Borrower’s total capitalization (excluding advance payment received from a customer in an amount exceeding $40 million);

(ii)	The ratio of the Borrower’s aggregate financing liabilities, net, to EBITDA shall not exceed 3.5x.
(iii)	The ratio of Borrower’s aggregate financing liabilities (other than excluded loans) to working capital shall not exceed 70%; and
(iv)	Borrower’s cash shall not be less than $18 million.

2.
Borrower covenants not to effect any change of control or restructuring without prior approval of the Lender (subject to certain exceptions). In case of a breach of the foregoing, which is not cured within a defined cure period, the outstanding amount of all outstanding loans will become immediately due and payable.

3.
Borrower or any of its subsidiaries shall not create any pledge on their assets to the benefit of any third party. Notwithstanding, a Borrower’s subsidiary may create a pledge for securing amounts of up to $10 million in the aggregate, and pledges securing up to $5 million in debts owed to suppliers in connection with equipment purchased by Borrower.

-	Borrower shall not guaranty any liability of any third party (other than subsidiaries) without Lender’s prior consent.
-	In the event Borrower provides a financial institution with terms more favorable than those in this Letter of Undertaking, such terms shall automatically apply to Borrower.

4.	This Letter of Undertaking replaces the letter of commitment delivered by the Borrower on December 12, 2010.

Amendment dated August 17, 2015 to Promissory Note (Fixed and Floating Pledge
entered into between First International Bank of Israel Ltd. (Lender) and Gilat
 Satellite Networks Ltd. (Borrower)

All terms of the Pledge Agreement shall remain in effect, with the following amendments:

1.	Exclusion for factoring arrangements:
-	Borrower shall be entitled to enter into factoring arrangements in the ordinary course of business in an aggregate amount that does not exceed $10 million.
-	Borrower shall be entitled to create pledges securing up to $5 million in debts owed to suppliers in connection with equipment purchased by Borrower.
2.	Options and securities of the borrower:
-
Borrower may issue securities convertible into the Borrower’s shares, without obtaining Lender’s prior approval, to employees, advisors and directors, with a limit of 18% of the Borrower’s issued and outstanding share capital on a fully diluted basis.

-
Borrower may issue securities convertible into the Borrower’s shares, without obtaining Lender’s prior approval, to investors, with a limit of 10% of the Borrower’s issued and outstanding share capital on a fully diluted basis.